UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number: 001-13944

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 are management's discussion and analysis of financial condition and results of operations and the condensed financial statements of Nordic American Tanker Shipping Limited (the "Company"), as of and for the three months ended March 31, 2009.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-137598) filed on September 26, 2006, as amended by Post-Effective Amendment No. 1 filed on May 12, 2008.

EXHIBIT 1

NORDIC AMERICAN TANKER SHIPPING LIMITED (NAT)

As used herein, "we," "us," "our" and "the Company" all refer to Nordic American Tanker Shipping Limited. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2009

General

We are an international tanker company that, as of March 31, 2009, owned 13 modern double-hull Suezmax tankers averaging approximately 150,000 deadweight tons, or dwt, each, and we have agreed to acquire an additional three double-hull Suezmax tankers, two of which are newbuildings. We were formed in June 1995 for the purpose of acquiring and chartering three double-hull Suezmax tankers that were built in 1997. These three vessels were initially bareboat chartered to BP Shipping Ltd., or BP Shipping, for a period of seven years. BP Shipping redelivered these three vessels to us in September 2004, October 2004 and November 2004, respectively. Since then, these vessels have operated in the spot market or on spot market-related charters. We have bareboat chartered one of our original three vessels to Gulf Navigation Company LLC, or Gulf Navigation, of Dubai, U.A.E. for a term of five years at a fixed rate charterhire, subject to two one-year extensions at Gulf Navigation's option. We acquired our fourth vessel in November 2004, our fifth and sixth vessels in March 2005, our seventh vessel in August 2005, our eighth vessel in November 2005, our ninth vessel in April 2006, our tenth and eleventh vessel in November 2006, our twelfth vessel in December 2006 and the thirteenth vessel in February 2009. In November 2007, we agreed to acquire two Suezmax newbuildings from First Olsen Ltd. for a price at delivery of $90 million per vessel for which we have paid a deposit of $18 million in aggregate. These vessels are to be built at Bohai Shipyard in China. We are currently operating twelve of our thirteen vessels in the spot market or on spot market related time charters, while the thirteenth vessel is on a long-term fixed rate bareboat charter.

Recent Developments

On May 5, 2009, we announced an agreement to acquire from an unaffiliated third party, a 2002-built, modern double-hull Suezmax tanker with a carrying capacity of 149,921 dwt for an aggregate purchase price of $57.0 million, for which we have paid a deposit of $5.7 million. The Company is expected to take delivery of the new vessel no later than July 15, 2009. We expect to fund the purchase price of the vessel from the capital resources of the Company. The new vessel will be operated in the spot market or on spot related time charters.

The two Suezmax newbuildings to be built at Bohai Shipyard were originally scheduled for delivery by the end of December 2009 and April 2010, respectively. The sellers have advised us that the expected delivery of the two vessels has been delayed by 30 days and 15 days, respectively.

Our Charters

It is our policy to operate our vessels either in the spot market, on spot related time charters, or on bareboat charters. Our goal is to take advantage of potentially higher market rates with spot market related rates and voyage charters. We are currently operating twelve of our thirteen vessels in the spot market or on spot market related time charters and may consider charters at fixed rates depending on market conditions.

Cooperative Arrangements

We currently operate twelve of our thirteen trading vessels in spot market cooperative arrangements with other vessels that are not owned by us. These arrangements are managed and operated by Stena Bulk AB, which is a Swedish group, and by Frontline Chartering Services Inc, both of which are third party administrators. The administrators are responsible for the commercial management of the participating vessels, including marketing, chartering, operating and purchasing bunker (fuel oil) for the vessels. The participants, including us, remain responsible for all other costs including the financing, insurance, crewing and technical management of the relevant vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of each vessel and the actual earning days each vessel was available during the period. The vessels are operated in the spot market under our supervision.

Spot Charters

During the first quarter of 2009, we temporarily operated one vessel in the spot market, other than in cooperative arrangements. Tankers operating in the spot market are typically chartered for a single voyage which may last up to several weeks. Tankers operating in the spot market may generate increased profit during a period of strong tanker rates, while tankers on fixed rate time charters generally provide more predictable cash flows.

Under a typical voyage charter in the spot market, we are paid freight on the basis of moving cargo from a loading port to a discharge port. We are responsible for paying both operating costs and voyage costs and the charterer is responsible for any delay at the loading or discharging ports.

Bareboat Charters

We have chartered one of our vessels, the Gulf Scandic, under a bareboat charter to Gulf Navigation, for a five-year term that was scheduled to terminate in the fourth quarter of 2009, subject to two one-year extensions at Gulf Navigation's option. Gulf Navigation has exercised its first one-year option and extended the charter for one additional year through the fourth quarter of 2010. Under the terms of this bareboat charter, Gulf Navigation is contractually obligated to pay a fixed charterhire of $17,325 per day for the entire charter period. During the charter period, Gulf Navigation is responsible for operating and maintaining the vessel and is responsible for covering all operating costs and expenses with respect to the vessel.

Operating Results

For the three month period ended March 31, 2009, our only source of revenue was from the thirteen vessels we owned during the period. Of these thirteen vessels, eleven vessels operated on spot related time charters through cooperative arrangements, one vessel operated in the spot market and one vessel operated on bareboat charter at a fixed charterhire rate.

We present our statements of operations using voyage revenues and voyage expenses. Under a bareboat charter, the charterer pays substantially all of the vessel voyage and operating costs. Under a spot market related time charter, the charterer pays substantially all of the vessel voyage costs and the vessel owner pays the operating costs. Under a spot charter, the vessel owner pays all vessel voyage and operating costs. Vessel voyage costs consist primarily of fuel, port charges and commissions. Operating costs consist primarily of vessel maintenance, crewing, regulatory compliance and insurance.

Since the amount of voyage expenses that we incur for a charter depends on the type of the charter, we use net voyage revenues to provide comparability among the different types of charters. Net voyage revenue, a non-GAAP financial measure, provides more meaningful disclosure than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States of America, or U.S. GAAP. Net voyage revenues divided by the number of days on the charter provides the Time Charter Equivalent, or TCE, rate. For bareboat charters, operating costs must be added in order to calculate TCE rates. Net voyage revenues and TCE rates are widely used by investors and analysts in the tanker shipping industry for comparing the financial performance of companies and for preparing industry averages.

The following table reconciles our net voyage revenues to voyage revenues.

Three Months Ended March 31,
All figures in USD '000	2009 unaudited	2008 unaudited	Variance
Voyage Revenue	45,146	51,726
Voyage Expenses	(844)	(4,851)
Net Voyage Revenue	44,302	46,875	-5.5%

Vessel Operating Days	1,121	1,092
Vessel Revenue Days (1)	1,119	1,064
Off-hire Days	2	28	-92.8%

(1) Revenue days consist of 90 days related to the one vessel employed on bareboat charter and 1,029 days related to vessels employed in the spot market or on spot market related time charters.

Our voyage revenues decreased 12.7% to $45.1 million for the three months ended March 31, 2009, from $51.7 million for the three months ended March 31, 2008. Voyage expenses decreased 82.6% to $0.8 million for the three months ended March 31, 2009, from $4.9 million for the three months ended March 31, 2008. Net voyage revenues decreased 5.5% to $44.3 million for the three months ended March 31, 2009, from $46.9 million for the three months ended March 31, 2008. The decrease in net voyage revenues was primarily a result of the decrease in average TCE rates for the three months ended March 31, 2009 compared to the three months ended March 31, 2008. The average TCE rate for our vessels on spot market related rates for the three months ended March, 2009 was $41,600 per day per vessel compared to $46,600 per day per vessel for the three months ended March 31, 2008. The tanker spot market rates and TCE rates are determined by, among other things, the demand for the carriage of oil and the distance the oil is to be carried, measured in ton miles and the supply of vessels to transport that oil. For the three months ended March 31, 2009, the total off-hire was 2 days compared to 28 days for the three months ended March 31, 2008. The 2 days off-hire for the three months ended March 31, 2009 were a result of unplanned technical off-hire, and the 28 days off-hire for the three months ended March 31, 2008 were related to planned drydockings.

Vessel operating expenses, excluding depreciation expense, were $9.3 million for the three months ended March 31, 2009, compared to $8.4 million for the three months ended March 31, 2008, an increase of 10.7%. The increase in vessel operating expenses was primarily a result of the expansion of the fleet by one additional Suezmax tanker in February 2009. In addition, the Company experienced  increased crew cost, lubricating oil costs and repair and maintenance costs during the three months ended March 31, 2009 compared to the three months ended March 31, 2008.

General and administrative expenses were $4.5 million for the three months ended March 31, 2009, compared to $2.0 million for the three months ended March 31, 2008. The general and administrative expenses for the three months ended March 31, 2009 include a non-cash charge of $2.3 million of share-based compensation to our manager, Scandic American Shipping Ltd., or the Manager, for shares related to the follow-on offering in January 2009, and a cost of $0.5 million related to the deferred compensation plan for the Company's Chief Executive Officer. The general and administrative expenses for the three months ended March 31, 2008 included a non-cash charge of $0.2 million related to a deferred compensation plan for the Company's Chief Executive Officer. Pursuant to our management agreement, our Manager has a right to ownership of 2% of the Company's total outstanding shares. In addition, we reimburse our Manager for administrative expenses and pay our Manager an annual fixed fee of $225,000.

Depreciation expense increased 12.9% to $12.9 million for the three months ended March 31, 2009, from $11.4 million for the three months ended March 31, 2008. The increase in depreciation expense is primarily due to expansion of the fleet and to amortization of drydocking costs incurred in 2008.

    Total other expenses decreased to $0.3 million for the three months ended March 31, 2009, compared to $1.6 million for the three months ended March 31, 2008, a decrease of 79.9%. The decrease is primarily due to repayment of debt and lower interest rates. In May 2008, we used the proceeds from the follow-on offering that closed on May 16, 2008 to repay outstanding debt of $115.5 million under our credit facility. As of March 31, 2009, the Company had total debt outstanding of $46.0 million. Total debt outstanding as of March 31, 2008 was $115.5 million.

Liquidity and Capital Resources

Cash flows provided by operating activities increased 186.8% for the three months ended March 31, 2009 to $29.6 million from $10.3 million for the same period in 2008. Increase in cash flows provided by operating activities is due primarily to expansion of the fleet, timing of payments of revenues and drydocking payments made in 2008.

Cash flows used in investing activities increased to $56.8 million for the three months ended March 31, 2009, from $0.5 million for the three months ended March 31, 2008. The investing activities consist primarily of  payments made in connection with the delivery of Nordic Sprite in February 2009.

Cash flows provided by financing activities for the three months ended March 31, 2009 increased  to $105.2 million compared to cash flow used for financing activities of $5.0 million for the same period in 2008. This increase is due to higher proceeds from the issuance of common stock, offset by higher dividend payments.

The Company had $46.0 million of long-term debt outstanding as of March 31, 2009. As of the date of this report, the Company has no long-term debt outstanding.

Balance Sheets
All figures in USD ‘000, except share and per share amount

	Notes	March 31, 2009 unaudited	December 31, 2008
Assets
Current Assets
Cash and Cash Equivalents		109,319	31,378
Accounts Receivable, net $0 allowance at March 31, 2009 and December 31, 2008		35,057	40,335
Prepaid Expenses and Other Assets		22,658	22,406
Total Current Assets		167,034	94,119

Non-current Assets
Vessels, Net		752,500	707,853
Deposit on contract		9,000	9,000
Other Non-current Assets		10,684	2,906
Total Non-current Assets		772,184	719,759
Total Assets		939,218	813,878

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	2	2,247	1,947
Deferred Revenue		520	449
Accrued Liabilities		3,528	3,817
Total Current Liabilities		6,295	6,214

Long-term Debt	3	46,000	15,000
Deferred Compensation Liability		4,604	4,078
Total Liabilities		56,899	25,292

Commitments and Contingencies
		-	-
Shareholders’ Equity
Common Stock, par value $0.01 per Share;		379	344
51,200,000 shares authorized, 37,893,679
shares issued and outstanding and 34,373,271 shares issued and outstanding at March 31, 2009 and December 31, 2008, respectively
Additional Paid-in Capital		981,751	905,262
Retained Earnings		(99,811)	(117,020)
Total Shareholders’ Equity	4	882,319	788,586
Total Liabilities and Shareholders’ Equity		939,218	813,878

The footnotes are an integral part of these condensed financial statements.

Statements of Operations
All figures in USD ‘000, except share and per share amount
		Three Months Ended March 31,
	Notes	2009 unaudited	2008 unaudited
Voyage Revenues		45,146	51,726
Voyage Expenses		(844)	(4,851)
Vessel Operating Expenses - excluding depreciation expense presented below		(9,346)	(8,442)
General and Administrative Expenses	2, 6	(4,537)	(1,989)
Depreciation Expense		(12,884)	(11,414)
Net Operating Income		17,535	25,030

Interest Income		208	217
Interest Expense	3	(534)	(1,725)
Other Financial Expense		1	(107)
Total Other Expense		(325)	(1,615)
Net Income		17,210	23,415

Basic Earnings per Share		0.46	0.78
Diluted Earnings per Share		0.46	0.78
Basic Weighted Average Number of Common Shares Outstanding		37,424,291	29,975,312
Diluted Weighted Average Number of Common Shares Outstanding		37,521,559	30,022,993

The footnotes are an integral part of these condensed financial statements.

Statements of Cash Flows
All figures in USD ‘000
	Three Months Ended March 31,
	2009 unaudited	2008 unaudited
Cash Flows from Operating Activities
Net Income	17,210	23,415

Reconciliation of Net Income to Net Cash Provided by Operating Activities
Depreciation Expense	12,884	11,414
Amortization of Deferred Finance Costs	163	128
Deferred Compensation Liability	526	225
Compensation - Restricted Shares	16	282
Share-based Compensation	2,328	-
Capitalized Interest	-	-
Changes in Operating Assets and Liabilities:
Accounts Receivables	5,279	(24,257)
Accounts Payable and Accrued Liabilities	10	(9,521)
Dry-dock Expenditures	(718)	(2,130)
Deferred Revenue	70	-
Prepaid and Other Assets	(253)	10,760
Voyages in Progress	-	-
Other Non-current Assets	(7,941)	-
Net Cash Provided by Operating Activities	29,574	10,316

Cash Flows from Investing Activities
Investment in Vessels	(56,812)	(489)
Net Cash Used in Investing Activities	(56,812)	(489)

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	107,147	-
Proceeds from Use of Credit Facility	46,000	10,000
Repayments on Credit Facility	(15,000)	-
Payments for Credit Facility Costs	-	-
Dividends Paid	(32,968)	(14,988)
Net Cash provided by (Used in) Financing Activities	105,179	(4,988)
Net Increase (Decrease) in Cash and Cash Equivalents	77,941	(4,839)
Cash and Cash Equivalents at the Beginning of Year	31,378	13,342
Cash and Cash Equivalents at the End of Year	109,319	18,181

NORDIC AMERICAN TANKER SHIPPING LIMITED

Notes to the Condensed Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements for Nordic American Tanker Shipping Ltd. (the "Company") have been prepared on the same basis as the Company's audited financial statements and, in the opinion of management, include all material adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accompanying unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2008.

2.  RELATED PARTY TRANSACTIONS

In June 2004, the Company entered into a Management Agreement with Scandic American Shipping Ltd. ("Scandic" or the "Manager"). The Manager is owned by the Chairman and Chief Executive Officer of the Company, Mr. Herbjørn Hansson. The Manager has assumed commercial and operational responsibility of the Company's vessels and is required to manage the Company's day-to-day business subject, always, to the Company's objectives and policies as established by the Board of Directors. For its services under the Management Agreement, the Manager is entitled to the cost incurred plus a management fee equal to $225,000 per annum. The Manager also has a right to own 2% of the Company's total outstanding shares under conditions as described under Note 6. As of March 31, 2009, the Manager owns, together with its owners, 1.82% of the Company's shares. The Management Agreement expires in 2019.

The Company recognized $1.1 million and $0.9 million of total costs for services provided under the Management Agreement for the three months ended March 31, 2009 and 2008, respectively. Additionally, the Company recognized $2.3 million in non-cash share-based compensation expense for the three months ended March 31, 2009. There were no non-cash share-based compensation expense for the three months ended March 31, 2008. All of these costs are included in "General and Administrative Expenses" within the statement of operations.  The related party balances included within "Accounts Payable" were $0.6 million and $0.3 million for the three months ended March 31, 2009 and 2008, respectively.

Mr. Jan Erik Langangen, Executive Vice President of the Manager, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides legal services to the Company. The Company recognized $26,763 and $32,159 in costs for the three months ended March 31, 2009 and 2008, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in "General and Administrative Expenses" within the statement of operations.  There were no related party balances included within "Accounts Payable" at March 31, 2009 and 2008, respectively.

3. LONG-TERM DEBT

In September 2005, the Company entered into a $300 million revolving credit facility, which is referred to as the 2005 Credit Facility. The 2005 Credit Facility became effective as of October 2005 and replaced the previous credit facility from October 2004, a portion of which was set to mature in October 2005.

The 2005 Credit Facility provides funding for future vessel acquisitions and general corporate purposes. The 2005 Credit Facility cannot be reduced by the lender and there is no repayment obligation of the principal during the five year term. Amounts borrowed under the 2005 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin between 0.70% and 1.20% (depending on the loan to vessel value ratio). The Company pays a commitment fee of 30% of the applicable margin on any undrawn amounts.

In September 2006, the Company increased the 2005 Credit Facility to $500 million.  The other material terms of the 2005 Credit Facility remained unchanged.

In April 2008, the Company extended the term of the 2005 Credit Facility to 2013. All other terms are unchanged. The Company paid a fee in the amount of $2.3 million for the extension of the term from 2010 to 2013. This amount will be amortized over the new term of the facility.

In May 2008, the Company used the proceeds from the follow-on offering that closed May 13, 2008 to repay $115.5 million of the 2005 Credit Facility.

Borrowings under the 2005 Credit Facility are secured by mortgages over the Company's vessels and assignment of earnings and insurance. The Company is permitted to pay dividends in accordance with its dividend policy as long as it is not in default under the 2005 Credit Facility.

The Company had $46.0 million of long-term debt outstanding as of March 31, 2009.  The Company was in compliance with its loan covenants as of March 31, 2009.  As of the date of this report, the company has no long-term debt outstanding.

4.  SHAREHOLDERS' EQUITY

Par value of the Company's common shares is $0.01. At March 31, 2009, the number of shares issued and outstanding was 37,893,679.

	March 31, 2009
Amounts in USD '000 except share data	Number of shares	Shareholders' equity
At January 1, 2009	34,373,271	788,586
Issuance of Common Shares	3,450,000	107,146
Share-based Compensation	70,408	2,304
Stock Incentive Plan	-	41
Net income	-	17,210
Dividend declared and paid	-	(32,968)
At March 31, 2009	37,893,679	882,319

Included in Additional Paid in Capital is the Company's Share Premium Fund as defined by Bermuda Law. The Share Premium fund cannot be distributed without complying with certain legal procedures designed to protect the creditors of the Company. The Share Premium Fund was $107.1 million and $851.5 million for the three months ended March 31, 2009 and 2008, respectively.

On June 23, 2008, at the Company's Annual General Assembly Meeting, shareholders voted to reduce the Share Premium Fund by the amount of $1,010.3 million. The legal procedures related to this reduction were finalized on August 29, 2008, upon which the amount became eligible for distribution.

As of March 31, 2009, 37,893,679 shares were issued and outstanding, which included 675,873 restricted shares issued to the Manager and 16,700 restricted shares issued to employees and non-employees as described in Note 6.

5. COMPREHENSIVE INCOME

For the three months ended March 31, 2009 and 2008, total comprehensive income is equal to net income.

6. SHARE-BASED COMPENSATION

Prior to December 31, 2004, the Management Agreement provided that the Manager would receive 1.25% of any gross charterhire paid to the Company. In order to further align the Manager's interests with those of the Company, the Manager agreed to amend the Management Agreement, effective October 12, 2004, to eliminate this payment, and the Company has issued to the Manager restricted common shares equal to 2% of our outstanding common shares at par value of $0.01 per share. Any time additional common shares are issued, the Manager will receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of total outstanding common shares. During the three months ended March 31, 2009, the Company issued to the Manager 70,408 restricted shares at an average fair value of $32.72. For the three months ended March 31, 2008, the Company did not issue any restricted shares to the Manager. These restricted shares are non-transferable for three years from issuance.

2004 Stock Incentive Plan

Under the terms of the Company's 2004 Stock Incentive Plan (the "Plan"), the directors, officers and certain key employees of the Company and the Manager are eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units, performance shares and phantom stock units. A total of 400,000 common shares are reserved for issuance upon exercise of options, as restricted share grants or otherwise under the Plan. Included under the 2004 Stock Incentive Plan are options to purchase common shares at an exercise price equal to $38.75, subject to annual downward adjustment if the payment of dividends in the related fiscal year exceeds a 3% yield calculated based on the initial strike price.  During 2005, the Company granted an aggregate of 320,000 stock options under the terms of the Plan, with an initial exercise price equal to $38.75 per share, subject to annual downward adjustment if the payment of dividends in the related fiscal year exceeds a 3% yield calculated based on the initial strike price. These options vest in equal installments on each of the first four anniversaries of the grant dates. During 2006, the Company granted an aggregate of 16,700 restricted shares. No stock options were granted in 2006. During 2007, the Company granted 10,000 stock options to a newly elected Board member with an initial exercise price equal to $35.17 per share, subject to annual downward adjustment if the payment of dividends in the related fiscal year exceeds a 3% yield calculated based on the initial strike price. During 2008, a former Board member cancelled his stock incentive award in agreement with the Company and received compensation of $100,000

	Number of shares	Weighted average exercise price
Options outstanding at January 1, 2009	320,000	$24.81
Options granted	-	-
Options forfeited or expired	-	-
Options exercised	-	-
Options outstanding at March 31, 2009	320,000	$24.05
Options exercisable at March 31, 2009	300,000	$24.05

7. SUBSEQUENT EVENTS

On April 30, 2009, the Company repaid its outstanding long-term debt of $46.0 million.  As of the date of this report, the Company has no long-term debt outstanding.
On May 5, 2009, the Company declared a dividend of $0.88 per share in respect of the first quarter of 2009, which is payable on or about June 3, 2009 to shareholders of record as of May 20, 2009.

On May 5,  2009, the Company announced an agreement to acquire from an unaffiliated third party, a 2002-built, modern double-hull Suezmax tanker with a carrying capacity of 149,921 dwt for an aggregate purchase price of $57.0 million.  The Company expects to take delivery of the new vessel no later than July 15, 2009.  This acquisition will be financed from the Company's capital resources. The new vessel will be operated in the spot market or on spot related time charters.

* * * * *

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to piracy, accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED

(registrant)

Dated: May 12, 2009
By:	/s/ Herbjørn Hansson
Herbjørn Hansson
Chairman, Chief Executive Officer and President

SK 01318 0002 994103 v3